November 15, 2012

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Altra Holdings, Inc.
Form 10-K
Filed February 24, 2012
File No. 1-33209

Dear Mr. O’Brien:

This letter responds to the comments raised in your letter dated October 18, 2012 regarding your review of the Form 10-Q of Altra Holdings, Inc. (“we” or the “Company”) for the period ended June 30, 2012 (the “Form 10-Q”). We have repeated your comments 1 and 2 below in italics and following each comment is our response which includes, where necessary, the additional disclosures we propose to make in our future filings.

Form 10-Q for the period ended June 30, 2012

15.	Guarantor Subsidiaries, page 15

1.	Comment: We have read your responses to comments 2 and 3 in our letter dated September 25, 2012, and note the corrections you have made to your Rule 3-10 of Regulation S-X financial statements overall. It remains unclear to us, however, whether these financial statements are accurate. For example, we note that the change in intercompany receivable from related parties, what you call “Loans Receivable from related parties,” from December 31, 2011 to June 30, 2012, does not equal the “Change in affiliate debt” on your Rule 3-10 statement of cash flows on page 20. Similarly, we note that the change in intercompany receivables from December 31, 2010 to December 31, 2011, does not equal the change in affiliate debt on page 84 of the Form 10-K, even taking into account the As Adjusted December 31, 2011, figure provided on page 15 herein. Please explain these apparent discrepancies.

Response: Below is a reconciliation between the change in the Loans Receivable (Payable) from related parties between December 31, 2011 to June 30, 2012 and the Change in affiliate debt per the Condensed Consolidating Statement of Cash Flows for the year to date period ended June 30, 2012 set forth in the Guarantor Subsidiaries footnote.

	Issuer	Guarantor	Non-Guarantor
Loans receivable (payable) from related parties
Balance as of December 31, 2011 - as adjusted	256,976	(176,878)	(80,098)
Balance as of June 30, 2012	262,879	(173,969)	(88,910)

Change in loans receivable (payable) from related parties	5,903	2,909	(8,812)

Change in affiliate debt cash flow - June 30, 2012 - as adjusted	(4,409)	(3,723)	8,132

Difference between the change in loans receivable (payable) and the change in affiliate debt per the cash flow	1,494	(814)	(680)

Transactions creating the difference:
Stock-based compensation (1)	(1,486)	1,486
Foreign exchange and other non-cash transactions	(8)	(672)	680

Adjusted change	—	—	—

(1)	Stock-based compensation is recorded as a non-cash expense of the Guarantor with an offset to Loans payable to related parties. The Issuer records the transaction as an increase to loans receivables from related parties with an offset to additional paid in capital. On the Guarantor’s cash flow, the impact is recorded as a non-cash add back to cash flows from operations.

As disclosed in our Form 10-Q for the period ended June 30, 2012, and our letter to you dated October 10, 2012, errors were identified in the Guarantor Subsidiaries footnote with respect to (i) how we previously accounted for the non-guarantor subsidiaries that consolidate into the guarantor subsidiaries under the equity method of accounting, including how we previously accounted for certain intercompany loan transactions, (ii) how we previously recorded the impact of certain foreign currency transactions, and (iii) the related tax impact of the above adjustments. The balances in the table above have been adjusted to correct these errors.

Below is a reconciliation of the change in the Loans Receivable (Payable) from related parties between December 31, 2010 to December 31, 2011 and the Change in affiliate debt, per the Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2011 set forth in the Guarantor Subsidiaries footnote.

	Issuer	Guarantor	Non-Guarantor
Loans receivable (payable) from related parties
Balance as of December 31, 2010 - as adjusted	188,234	(169,335)	(18,899)
Balance as of December 31, 2011 - as adjusted	256,976	(176,878)	(80,098)

Change in loans receivable (payable) from related parties	68,742	(7,543)	(61,199)

Change in affiliate debt cash flow – December 31, 2011- as adjusted	(75,913)	14,524	61,389

Difference between the change in loans receivable (payable) and the change in affiliate debt per the cash flow	(7,171)	6,981	190

Transactions creating the difference:
Stock-based compensation (2)	(1,820)	1,820
Deferred taxes on convertible notes (3)	8,966	(8,966)
Foreign exchange and other non-cash transactions	25	165	(190)
Adjusted change	—	—	—

(2)	Stock-based compensation is recorded as a non-cash expense of the Guarantor with an offset to Loans payable to related parties. The Issuer records the transaction as an increase to loans receivables from related parties with an offset to additional paid in capital. On the Guarantor’s cash flow, the impact is recorded as a non-cash add back to cash flows from operations.

(3)	During 2011, we issued Convertible notes. In accordance with ASC 470-20-25-27, we recognized the convertible debt instruments within the scope of the Cash Conversion Subsections as two separate components, a debt component and an equity component. This resulted in a basis difference associated with the liability component that represents a temporary difference for purchases of applying Subtopic 740-10. The initial recognition of deferred taxes for the tax effect of that temporary difference was recorded as an adjustment to additional paid-in capital. We record our deferred tax balances at the Guarantor Condensed Consolidating balance sheet.

The error discussed above requires an adjustment in all historical periods to the Condensed Consolidating Balance Sheet, Condensed Consolidating Statement of Comprehensive Income, and Condensed Consolidated Statements of Cash Flows set forth in the Guarantor Subsidiaries footnote. We note for the Staff that adjusted balances for the period ended December 31, 2010 have not previously been adjusted in any filings (because that disclosure period was not required in such filings). Similarly, the Change in Affiliate Debt for the year to date period ended December 31, 2011 has not previously been adjusted in any filing (again, because that disclosure period was not required in such filings). As such the balances in the table above have been adjusted to reflect the required changes. Further, in accordance with SAB 99 we have assessed these errors and determined they are immaterial. As a result, we will adjust historical periods as they are presented in future filings.

As disclosed in our Form 10-Q for the period ended June 30, 2012, given that our Senior Secured Notes become callable December 1, 2012, and the current conditions in the credit markets, we currently are evaluating potential refinancing options. If after any potential future refinancing the Company were to no longer have any outstanding registered securities subject to guarantees, the Company would no longer be required to include the Guarantor Subsidiaries footnote in future filings in accordance with Rule 3-10 of Regulation S-X.

2.	Comment: We note you present “interest (income) expense, net” in your Rule 3-10 statement of comprehensive income on pages 18-19, as well as on pages 81-83 of your Form 10-K. There is a concern that intercompany interest is not clearly disclosed. Therefore, please revise your Rule 3-10 financial statements in future filings to present interest income separately from interest expense. Refer to Rule 5-03(a) and Rule 4-08(k) of Regulation S-X.

Response: In accordance with Rule 5-03(a) and Rule 4-08(k) of Regulation S-X, we advise the staff that in applicable future filings beginning with our September 30, 2012 Form 10-Q we will present intercompany interest expense (income) separately from third party interest expense.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses, please contact the undersigned at (781) 917-0600 or Todd Patriacca, Vice President Finance, Corporate Controller and Treasurer at (781) 917-0600.

Sincerely, ALTRA HOLDINGS, INC.

By:	/s/ Christian Storch
Christian Storch Chief Financial Officer